Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated January 29, 2015

Relating to Preliminary Prospectus dated January 28, 2015

Registration No. 333-201318

This free writing prospectus relates only to the offering described below and should be read together with the preliminary prospectus dated January 28, 2015 (the “Preliminary Prospectus”) included in Amendment No. 2 (“Amendment No. 2”) to the Registration Statement on Form S-1 (File No. 333-201318) (the “Registration Statement”). The Preliminary Prospectus can be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1609351/000119312515022513/d776249ds1a.htm.

References to “Spark,” “the company,” “we,” “us” and “our” are used in the manner described in the Preliminary Prospectus. The following information supplements and updates the information contained in the Preliminary Prospectus.

Common stock offered by us	7,000,000 shares

Common stock to be outstanding immediately following this offering	23,490,367 shares

Option to purchase additional shares	1,050,000 shares

Initial public offering price	$23.00 per share

Net proceeds	Approximately $146.7 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their option in full, we estimate that the net proceeds from this offering will be approximately $169.2 million.

Pro forma as adjusted financial data	Giving effect to this offering, as of September 30, 2014, our pro forma as adjusted balance sheet data would have been as follows (in thousands):
	Cash and cash equivalents	$214,276
	Working capital	209,011
	Total assets	226,583
	Total preferred stock	—
	Total stockholders’ equity	$209,455

	Giving effect to this offering, as of September 30, 2014, our pro forma as adjusted additional paid in capital would have been approximately $282.0 million and our pro forma as adjusted total capitalization would have been approximately $209.5 million.

	Giving effect to this offering, our pro forma as adjusted net tangible book value as of September 30, 2014 would have been $209.5 million, or $8.92 per share. This represents an immediate increase in pro forma as adjusted net tangible book value per share of $5.12 to existing investors and immediate dilution of $14.08 in pro forma as adjusted net tangible book value per share to new investors purchasing common stock in this offering.

Spark Therapeutics, Inc. (“Spark”) has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Spark has filed with the SEC for more complete information about Spark and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, Spark, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting: J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or by telephone at (866) 803-9204; or Credit Suisse Securities (USA) LLC, Attention: Prospectus Department, One Madison Avenue, New York, New York 10010, or by telephone at +1 (800) 221-1037, or by email at newyork.prospectus@credit-suisse.com.